                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                                                               000-27376
(Check One) |_| Form 10-K |_| Form 10-KSB |_| Form 20-F   |_| Form 11-K   |_|  Form           CUSIP NUMBER
10-Q  Form 10-QSB |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR                                2484434 107

                  For Period Ended: September 30, 2007

                  [    ] Transition Report on Form 10-K and Form 10-KSB
                  [    ] Transition Report on Form 20-F
                  [    ] Transition Report on Form 11-K
                  [    ] Transition Report on Form 10-Q and Form 10-QSB
                  [    ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

                  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      Not Applicable

PART I - REGISTRANT INFORMATION

      Elcom International, Inc.
Full Name of Registrant

      Not Applicable
Former Name if Applicable

      10 Oceana Way
Address of Principal Executive Office (Street and Number)

      Norwood, MA  02062
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

                   (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                   (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form
                         20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject quarterly  report  or  transition  report  on Form  10-Q,  Form  10-QSB  or  subject distribution  report on Form 10-D,  or portion  thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c)   The  accountant's  statement or other  exhibit  required by Rule  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K,  10-KSB,  20-F,  11-K, 10-Q,  10-QSB,  10-D,
N-SAR,  N-CSR, or the transition report or portion thereof,  could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Elcom  International,  Inc.‘s (the  “Company”)  report on Form 10-QSB for the quarter ended  September 30,
2007 (the  “Quarterly  Report”)  cannot be filed within the prescribed  time period  without  unreasonable effort or expense  because the Company  has been  unable to resolve  issues  related to its year end audit needed to complete  its annual  report on Form 10-KSB for the year ended  December  31, 2006 (the  “Annual
Report”) and  subsequent  Form 10-QSB for the quarters  ended March 31, 2007 and June 30, 2007.  Until the
Annual  Report is  complete,  the  Company  will be unable to  finalize  its  financial  statements  to be included in its quarterly  reports for the quarters ended March 31, 2007,  June 30, 2007 and September 30,
2007  (“Subsequent  Quarterly  Reports”).  In addition,  toward the end of the quarter ended September 30,
2007,  the Company  changed  its  accountants,  which has  necessitated  additional  time in order for the
Company to work with its new  accountants  to resolve such issues.  The Company is working  diligently  to finalize  its Annual  Report and  Subsequent  Quarterly  Reports  so that it can become  current  with its reporting  obligations  and  currently  expects  to file  all  reports  in  December  2007,  but  does not anticipate  being able to file its  Quarterly  Report on or before the fifth  calendar day  following  the prescribed due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of persons to contact in regard to this notification

       Gregory King                   781                 501-4325
    (Name)                        (Area Code)        (Telephone Number)

(2)  Have all other periodic  reports  required  under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the  preceding  12 months or for such shorter period that the  registrant  was required to file such  report(s) been filed?  If answer
     is no, identify report(s).   |_|Yes   |X|  No

     Annual Report on Form 10-KSB for the year ended December 31, 2006 and Quarterly  Report on Form
     10-QSB for the quarters ended March 31, 2007 and June 30, 2007.

(3)  Is it  anticipated  that any  significant  change in results  of  operations  from the  corresponding period for the last fiscal year will be reflected by the  earnings  statements  to be included in the
     subject report or portion thereof? |_| Yes    |X| No

     If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                        Elcom International, Inc.
                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007                                    By: /s/ Gregory King
                                                            Chief Executive Officer

INSTRUCTION:  The form may be  signed by an  executive  officer  of the  registrant  or by any other  duly authorized  representative.  The name and title of the person  signing  the form shall be typed or printed beneath  the  signature.  If the  statement  is  signed  on  behalf  of the  registrant  by an  authorized representative  (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.